White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

White Knight Announces New Board of Directors

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
March 28, 2007

White Knight Resources Ltd. ("White Knight" or the "Company") advises that in connection with the announcement by US Gold Corporation ("US Gold") that its wholly-owned subsidiary, US Gold Canadian Acquisition Corporation ("Acquisition Co."), has taken up and accepted 55,752,661 common shares of White Knight that were tendered to the takeover bid made by US Gold and Acquisition Co., representing approximately 93.7% of the issued and outstanding shares of White Knight. The existing directors of White Knight, John Leask, Gordon Leask, Brian Edgar and Megan Cameron-Jones, have resigned from the Board of Directors, and Robert McEwen, William Pass and Ann Carpenter have been appointed to the Board as their replacements.

Outgoing White Knight Chairman John Leask states “The management of White Knight would like to thank the many long term shareholders of the Company for their support and encouragement over the years. As shareholders in US Gold, we look forward to the discoveries that we believe will surely come from a major drilling campaign on the consolidated land package in the Cortez Trend”

US Gold also announced that it and Acquisition Co. intend to undertake a subsequent acquisition transaction to acquire the remaining common shares of White Knight that were not tendered to the US Gold offer.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P. Eng.
Chairman of the Board

For more information please call 1-866-441-0690 ex 110

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